UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Big 5 Sporting Goods Corporation ___________________________________________ (Name of Issuer)
Common Stock __________________________________________ (Title Class of Securities)
08915P101 __________________________________________ (CUSIP Number)
Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
203-629-6700
___________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2008 ___________________________________________ (Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08915P101 Page 2 of 8

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 1,686,713
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 1,686,713
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,686,713
12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (9): 7.69%
14	Type of Reporting Person: PN

CUSIP No. 08915P101 Page 3 of 8

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 1,686,713
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 1,686,713
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,686,713
12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (9): 7.69%
14	Type of Reporting Person: CO

CUSIP No. 08915P101 Page 4 of 8

1	Name of Reporting Person: Sagard Capital Partners Management Corporation I.R.S. Identification No. of Above Person (Entities Only): 20-2402055
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 1,686,713
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 1,686,713
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,686,713
12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (9): 7.69%
14	Type of Reporting Person: IA;CO

This Amendment No. 2, filed on behalf of Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), and Sagard Capital Partners Management Corporation, a Delaware corporation (“Manager,” and together with Sagard and GP, the “Reporting Persons”), amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 6, 2008, and amended on March 26, 2008 relating to the Common Stock, par value $0.01 per share (the “Shares”), of Big 5 Sporting Goods Corporation, a Delaware corporation (the “Issuer”).

Item 3.          Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The aggregate purchase price of the 1,686,713 Shares reported herein as beneficially owned by the Reporting Persons is $21,993,095.  Such Shares were acquired by Sagard from time to time in open market transactions with its working capital.

Item 5.          Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)                 Each Reporting Person beneficially owns 1,686,713 Shares, which represents 7.69% of the outstanding Shares.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release") this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

(b)           Sole power to vote or direct the vote:                                                                                                 0

Shared power to vote or direct the vote:                                                                                            1,686,713

Sole power to dispose or to direct the disposition:                                                                          0

Shared power to dispose or direct the disposition:                                                                          1,686,713

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)           The following transactions in the Shares have been effected by Sagard since March 26, 2006:

Date of Transaction	Number of Shares Purchased	Price Per Share
2008-03-27	12,300.00	$9.15
2008-03-28	5,400.00	$8.79
2008-03-31	13,200.00	$8.79
2008-04-01	11,520.00	$8.93
2008-04-02	15,400.00	$9.31
2008-04-03	9,172.00	$9.18
2008-04-04	11,319.00	$9.22
2008-04-07	13,600.00	$9.04
2008-04-08	14,800.00	$8.90
2008-04-09	18,600.00	$8.72
2008-04-10	5,831.00	$8.83
2008-04-11	13,700.00	$8.68
2008-04-14	8,500.00	$8.68
2008-04-15	15,200.00	$8.51
2008-04-16	16,600.00	$8.49
2008-04-17	18,600.00	$8.69
2008-04-18	8,385.00	$9.11

(d)           Not applicable.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 21, 2008
SAGARD CAPITAL PARTNERS, L.P.

By:	/s/ Dan Friedberg
Name: Dan Friedberg
Title: President

SAGARD CAPITAL PARTNERS GP, INC.

By:	/s/ Dan Friedberg
Name: Dan Friedberg
Title: President

SAGARD CAPITAL PARTNERS MANAGEMENT CORPORATION

By:	/s/ Dan Friedberg
Name: Dan Friedberg
Title: President